Exhibit 99.1

LETTER FROM KPMG LLP

[LETTERHEAD]

United States Securities and Exchange Commission
Washington, DC 20549
United States of America.

The Board of Directors
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore 560 035.
Karnataka, India.

11 April, 2005

Dear Sirs,

We were previously auditors of the financial statements of Wipro Limited (the “Company”) prepared in accordance with generally accepted accounting principles in the United States of America and, under the date April 16, 2004, we reported on the consolidated financial statements of Wipro Limited as of and for the years ended March 31, 2004 and 2003.

The Audit Committee of Wipro Limited has approved the change of auditors to KPMG (Registered) for the financial statements for the year ended 31 March, 2005. We have read the Company’s statements included under the heading “Changes in Registrant’s Certifying Accountants” in its Form 6-K, and we agree with such statements.

Yours faithfully,

/s/ KPMG LLP

KPMG LLP
London, United Kingdom